June 25, 2012

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Expedia, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 0-51447

Staff Comment Letter Dated June 15, 2012

Request for Extension

Dear Ms. Blye:

Expedia, Inc. (the “Company”) hereby respectfully requests an extension to July 16, 2012 for the date by which the Company must provide its response to the comments contained in your letter dated June 15, 2012. Please do not hesitate to contact me at (425) 679-3644 should you have any questions.

Sincerely,

/s/ Robert J. Dzielak

Robert J. Dzielak

Executive Vice President, General Counsel and Secretary

cc:	Pradip Bhaumik

Special Counsel

Office of Global Security Risk

Max Webb

Assistant Director

Division of Corporate Finance